UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)

                           GREG MANNING AUCTIONS, INC.
                              (Name of the Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                    563823103
                                 (CUSIP number)

                             JAVIER VILLASANTE, Esq.
                                 CUATRECASAS LLP
                              110 East 55th Street
                            New York, New York 10022
                                 (212) 784-8800
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 23, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

================================================================================

CUSIP No.563823103                     13D                   Page 2 of 15 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     AFINSA BIENES TANGIBLES S.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC AND OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SPAIN
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    181,713
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,497,386
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           181,713
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,497,386
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,679,099
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO and HC
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

================================================================================

CUSIP No.563823103                     13D                   Page 3 of 15 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     AUCTENTIA, S.L. (formerly known as Auctentia S.A.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF, WC AND OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     SPAIN
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        5,497,386
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    5,497,386
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,497,386
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42.8%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.563823103                     13D                   Page 4 of 15 Pages


The following constitutes Amendment No. 19 ("Amendment") to the Schedule 13D filed by AFINSA Bienes Tangibles, S.A. ("AFINSA") and Auctentia, S.L. (f/k/a Auctentia, S.A., "Auctentia"), a wholly-owned subsidiary of AFINSA, with the Securities and Exchange Commission (the "Commission") on August 4, 1997, as amended by Amendment No. 1, filed with the Commission on August 20, 1997, Amendment No. 2, filed with the Commission on August 27, 1997, Amendment No. 3, filed with the Commission on February 16, 1999, Amendment No. 4, filed with the Commission on February 25, 1999, Amendment No. 5, filed with the Commission on June 27, 2000, Amendment No. 6, filed with the Commission on October 24, 2000, Amendment No. 7, filed with the Commission on December 1, 2000, Amendment No. 8, filed with the Commission on March 7, 2001, Amendment No. 9, filed with the Commission on April 5, 2001, Amendment No. 10, filed with the Commission on April 17, 2001, Amendment No. 11, filed with the Commission on June 7, 2001, Amendment No. 12, filed with the Commission on June 27, 2001, Amendment No. 13, filed with the Commission on July 18, 2001, Amendment No. 14, filed with the Commission on September 14, 2001, Amendment No. 15, filed with the Commission on October 10, 2001, Amendment No. 16, filed with the Commission on December 12, 2001, Amendment No. 17, filed with the Commission on April 23, 2002 and Amendment No. 18, filed with the Commission on June 14, 2002 (the "Schedule 13D"), relating to shares of the Common Stock of Greg Manning Auctions, Inc. (the "the Issuer"). This amendment reports the execution of a Share Purchase Agreement, Inventory Agreement, Subscription Agreement and Registration Rights Agreement, each by and between Auctentia and the Issuer and dated January 23, 2003 and a Voting Agreement by and among Auctentia, the Issuer and certain officers of the Issuer (collectively, the "Agreements"). Pursuant to the terms of the Agreements and subject to the approval of the Issuer's shareholders, Auctentia will acquire from the Issuer, in three separate transactions, the aggregate amount of 13,000,000 shares of the Issuer's common stock (the "Shares").

Unless otherwise indicated herein, the information set forth in Schedule 13D remains unchanged. Each capitalized term used but not defined in this Amendment shall have the meaning otherwise assigned to such term in Schedule 13D.

Item 2. Identity and Background

      Item 2 is amended in its entirety as follows:

      This statement is filed on behalf of the following entities:

1)    Afinsa

Afinsa is a corporation organized under the laws of Spain with a principal business address of Lagasca, 88, 28001, Madrid, Spain.

The principal business of Afinsa is the trading and auctioning of rare stamps, coins, art objects and antiques.

The identity and background of each director, executive officer and principal shareholder of Afinsa is listed on Schedule A-1 attached hereto.

During the last five years, neither Auctentia nor, to its knowledge, any person identified on Schedule A-1: (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, Afinsa or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Each person identified on Schedule A-1 is a citizen of Spain and has a business address c/o Afinsa, Lagasca, 88, 28001, Madrid, Spain.

2)    Auctentia

Auctentia, S.A., a corporation organized under the laws of Spain, was converted into Auctentia, S.L., a limited liability company organized under the laws of Spain, on July 31, 2002. Auctentia's principal business address is Joaquin Maria Lopez, 8 bis, 28015, Madrid, Spain. Auctentia is a wholly-owned subsidiary of Afinsa.

The principal business of Auctentia is the trading and auctioning of rare stamps, coins, art objects and antiques, live and over the internet.

CUSIP No.563823103                     13D                   Page 5 of 15 Pages


The identity and background of each director and executive officer of Auctentia is listed on Schedule A-2 attached hereto.

During the last five years, neither Auctentia nor, to its knowledge, any person identified on Schedule A-2: (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, Auctentia or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

Each person identified on Schedule A-2 is a citizen of Spain and has a business address c/o Auctentia, Joaquin Maria Lopez, 8 bis, 28015, Madrid, Spain.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is amended to add the following:

Of the 13,000,000 Shares Auctentia will acquire from the Issuer pursuant to the Agreements, (i) 3,729,226 Shares are to be acquired in exchange for Auctentia's entire interest in certain of its European-based operating subsidiaries; (ii) 6,444,318 Shares are to be acquired in exchange for Auctentia's interest in one of its subsidiaries whose principal assets consist of an inventory of certain philatelic and art assets; and (iii) 2,826,456 Shares are to be acquired in exchange for the Euro equivalent of U.S.$5 million, using proceeds from a capital contribution in an equivalent amount which will be contributed by Auctentia. Afinsa will make this capital contribution first to Auctentia and after that to the Issuer using available working capital.

Item 4. Purpose of the Transactions

      Item 4 is amended to add the following:

Based on information contained in its Preliminary Proxy Statement on Schedule 14A filed on February 12, 2002, the Issuer had 12,703,304 shares of common stock outstanding as of February 12, 2003. Subject to the approval of the Issuer's shareholders, the Issuer will issue to Auctentia, in three separate transactions, 13,000,000 additional shares of its common stock in accordance with the terms of the following Agreements:

Pursuant to the Share Purchase Agreement, the Issuer will issue to Auctentia 3,729,226 shares of common stock in exchange for all of Auctentia's equity interests in seven of its European-based operating subsidiaries. These entities are engaged in the business of providing intermediation for high-level collectors, with auctions and sales in primarily philatelic assets. Upon the closing of the transactions contemplated by the Share Purchase Agreement, the Issuer will hold a 100% equity interest in five of these subsidiaries, each of which will become a wholly-owned subsidiary of the Issuer, a 66.67% interest in another subsidiary and a 65% interest in the remaining subsidiary. For further detail regarding the terms of the Share Purchase Agreement, see Item 6 of this Amendment.

Pursuant to the Inventory Purchase Agreement, the Issuer will issue to Auctentia 6,444,318 shares of common stock in exchange for Auctentia's interest in a newly formed subsidiary, GMAI Auctentia Central de Compras, S.L. ("GACC"), whose principal assets consist of an inventory of certain philatelic and art assets. For further detail regarding the terms of the Inventory Purchase Agreement, see
Item 6 of this Amendment.

Pursuant to the Subscription Agreement, the Issuer will issue to Auctentia 2,826,456 shares of common stock in exchange for the Euro equivalent of U.S.$5 million, based on the Euro/US dollar exchange rate as of the close of business on the business day immediately preceding the closing date. For further detail regarding the terms of the Subscription Agreement, see Item 6 of this Amendment.

The Issuer is calling a special meeting of its shareholders (the "Special Meeting") to vote on various proposals by the Issuer's board of directors, including, among other things, the approval of the share issuances contemplated by the Agreements. If all of the proposed share issuances are approved by the shareholders and the transactions described above are consummated, Afinsa and Auctentia will each beneficially own, directly or indirectly, approximately 70% of the Issuer's issued and outstanding shares of common stock. The reporting persons will acquire these additional shares for purposes of, among other things, expanding and strengthening its presence in the auction of collectibles business by increasing its equity interest in the Issuer.

CUSIP No.563823103                     13D                   Page 6 of 15 Pages


Mr. Albertino de Figueiredo, the Chairman of the Board of Directors of Afinsa, and Mr. Esteban Perez Herrero, the Chairman of the Board of Directors of Auctentia are each members of the Issuer's Board of Directors. Assuming the Issuer's shareholders approve the transactions contemplated by the Agreements, the Issuer's management has verbally agreed with Auctentia to propose to the Board of Directors that Auctentia be given the opportunity to nominate another director to fill the current vacancy in the Board of Directors following the closing of such transactions.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Amendment, (i) AFINSA beneficially owns 5,679,099 shares of the Issue's common stock, including 181,713 shares held directly and 5,497,386 shares held through its wholly-owned subsidiary, Auctentia; and
(ii) Auctencia beneficially owns 5,497,386 shares of the Issuer's common stock, including 126,833 shares purchasable upon the exercise of warrants held by Auctentia. AFINSA and Auctentia each beneficially own approximately 44.3% and 42.8%, respectively, of the Issuer's outstanding common stock, based on the 12,703,304 shares outstanding as of February 12, 2003 plus the 126,833 common shares subject to warrants held by Auctentia.

(b) AFINSA has the sole power to vote and direct the vote and dispose or direct the disposition of 181,713 shares of the Issuer's common stock. AFINSA and Auctentia have shared power to vote or direct the vote and to dispose or direct the disposition of 5,497,386 of the shares of the Issuer that are the subject of this Schedule 13D.

(c) Since the date of the last purchase reported on Amendment No. 18 to this
Schedule 13D, Auctentia and Afinsa purchased, respectively, an aggregate of 61,500 and 181,713 Shares in the open market on the dates and at the prices set forth in Schedule B hereto.

(d) Mr. Albertino de Figueiredo and Mr. Juan Antonio Cano Cuevas each own 50% of Afinsa's issued and outstanding common stock, and as such, have the indirect right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer shares held by Auctentia.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Following is a brief description of the Agreements. Each description is qualified in its entirety by reference to the full text of the Agreement to which it relates, which has been incorporated by reference as an exhibit to this Amendment.

The Share Purchase Agreement

(a) General

On January 23, 2003, the Issuer and Auctentia entered into a Share Purchase Agreement pursuant to which the Issuer agreed to acquire all of Auctentia's right, title and interest in and to the following European-based operating subsidiaries of Auctentia:

      o     Heinrich Kohler Berliner Briefmarken-Auktionen GmbH;

      o     Heinrich Kohler Auktionshaus GmbH & Co. KG;

      o     Heinrich Kohler Briefmarkenhandel GmbH & Co. KG;

      o     Heinrich Kohler Verwaltungs GmbH;

      o     Auctentia Deutschland GmbH;

      o     Auctentia Subastas S.L.; and

      o     Corinphila Auktionen AG.

Each of these companies is engaged in the philatelic auction business, consisting primarily of providing intermediation for high-level collectors, with auctions and sales in primarily philatelic assets.

Auctentia currently holds 100% of the issued and outstanding equity interests of each of Heinrich Kohler Auktionshaus, Heinrich Kohler Briefmarkenhandel, Heinrich Kohler Verwaltungs, Auctentia Deutschland and Auctentia Subastas; 66.67% of the issued and outstanding equity interests of Heinrich Kohler Berliner Briefmarken-Auktionen; and 65% of the issued and outstanding equity interests of Corinphila Auktionen. Upon the closing of the transactions contemplated by the Share Purchase Agreement, five of the companies acquired will become wholly-owned subsidiaries of the Issuer.

At the closing of the Share Purchase Agreement, the Issuer will issue to Auctentia 3,729,226 shares of common stock.

(b) Representations and Warranties

CUSIP No.563823103                     13D                   Page 7 of 15 Pages


Pursuant to the Share Purchase Agreement, the Issuer and Auctentia have made various representations and warranties customary in transactions of this nature. Auctentia has also made various customary representations and warranties with respect to the Auctentia subsidiaries. Auctentia has not made any representations or warranties with respect to any projections concerning the Auctentia subsidiaries or their operations.

(c) Covenants

Pursuant to the Share Purchase Agreement, the Issuer and Auctentia have made various covenants customary in transactions of this nature, including agreements to obtain and to cooperate with each other in order to obtain all consents, waivers, approvals and authorizations and to make all necessary filings to ensure the transactions contemplated by the agreement will be carried out. Auctentia has made similar covenants regarding the Auctentia subsidiaries.

Furthermore, Auctentia has agreed not to transfer, sell or grant any option to purchase the 3,729,226 shares of common stock it obtains pursuant to the Share Purchase Agreement, or enter into any similar agreement until eighteen months from the date of closing of the agreement.

(d) Indemnification

Pursuant to the Share Purchase Agreement, Auctentia will indemnify the Issuer and its affiliates and hold them harmless from any and all claims or damages out of or relating to any breach or inaccuracy of any representation, warranty, covenant or other agreement of Auctentia contained in the Share Purchase Agreement. Auctentia is obligated to indemnify the Issuer to the extent the Issuer suffers damages under the Share Purchase Agreement, and all other agreements between Auctentia and the Issuer that are in effect as of the date of the Share Purchase Agreement in excess of U.S.$2.5 million.
Auctentia's obligation to indemnify shall only apply to damages in excess of such U.S.$2.5 million. The Issuer's right to indemnification is its exclusive remedy with respect to any claim whatsoever which it may have against Auctentia arising out of or relating to the Share Purchase Agreement.

The Issuer is required to indemnify Auctentia and its affiliates and hold them harmless from any and all damages incurred or suffered arising out of or relating to any breach or inaccuracy of any representation, warranty, covenant or other agreement of the Issuer contained in the Share Purchase Agreement.

(e) Shareholder Approval of Share Issuance

The issuance of 3,729,226 shares of the Issuer's common stock to Auctentia pursuant to the terms of the Share Purchase Agreement must be approved by the affirmative vote of holders of a majority of the outstanding shares of the Issuer's common stock entitled to vote at the Special Meeting.

(f) Closing of the Transactions Contemplated by the Share Purchase Agreement

Unless the parties agree otherwise, the closing of the transactions contemplated by the Share Purchase Agreement will take place on the day the Issuer's shareholders approve, at the Special Meeting, the issuance to Auctentia of 3,729,226 shares of common stock.

The Inventory Purchase Agreement

(a) General

On January 23, 2003, the Issuer and Auctentia entered into an Inventory Purchase Agreement. Pursuant to the Inventory Purchase Agreement, the Issuer agreed to acquire from Auctentia all of its right, title and interest in and to GMAI Auctentia Central de Compras, S.L. ("GACC"), a Spanish limited liability company and wholly-owned subsidiary of Auctentia, whose principal assets consist of an inventory of certain stamps, art and other collectibles assets.

At the closing of the Inventory Purchase Agreement, the Issuer will issue to Auctentia 6,444,318 shares of its common stock.

(b) Representations and Warranties

Pursuant to the Inventory Purchase Agreement, the Issuer and Auctentia have made various representations and warranties customary in agreements of this nature. Auctentia has also made various customary

CUSIP No.563823103                     13D                   Page 8 of 15 Pages


representations and warranties concerning GACC. Auctentia has not made any representations or warranties with respect to any projections regarding GACC.

(c) Covenants

Pursuant to the Inventory Purchase Agreement, the Issuer and Auctentia have made various covenants customary in agreements of this nature, including to agree to obtain and to cooperate with each other in order to obtain all consents, waivers, approvals and authorizations and to make all necessary filings to ensure the transactions contemplated by the agreement will be consummated.

(d) Indemnification

Auctentia is required to indemnify the Issuer and its affiliates and hold them harmless from any and all claims arising out of or relating to any breach or inaccuracy of any representation, warranty, covenant or other agreement of Auctentia contained in the Inventory Purchase Agreement to the extent that the Issuer actually suffers such damages under the Inventory Purchase Agreement, and, damages under it and all other agreements between Auctentia and the Issuer that are in effect as of the date of the Inventory Purchase Agreement in excess of U.S.$2.5 million. Auctentia's obligation to indemnify only arises with respect to damages in excess of U.S.$2.5 million. The Issuer's right to indemnification is its exclusive remedy with respect to any claim whatsoever which it may have against Auctentia arising out of or relating to the Inventory Purchase Agreement.

The Issuer is required to indemnify Auctentia and its affiliates and hold them harmless from any and all damages incurred or suffered arising out of or relating to any breach or inaccuracy of any representation, warranty, covenant or other agreement of the Issuer contained in the Inventory Purchase Agreement.

(e) Vote Required for Approval of Share Issuance

The issuance of 6,444,318 shares of the Issuer's common stock to Auctentia pursuant to the terms of the Inventory Purchase Agreement must be approved by the affirmative vote of holders of a majority of the outstanding shares of the Issuer's common stock entitled to vote at the Special Meeting.

(f) Closing of the Transactions Contemplated by the Inventory Purchase Agreement

Unless the parties agree otherwise, the closing of the transactions contemplated by the Inventory Purchase Agreement will take place on the day the Issuer's shareholders approve, at the Special Meeting, the issuance to Auctentia of 6,444,318 shares of the Issuer' common stock pursuant to the terms of the Inventory Purchase Agreement.

The Subscription Agreement

(a) General

On January 23, 2003, the Issuer and Auctentia entered into a Subscription Agreement. Pursuant to the Subscription Agreement, Auctentia agreed to purchase, and the Issuer agreed to sell to Auctentia, 2,826,456 shares of the Issuer's common stock.

As consideration for the shares issued pursuant to the Subscription Agreement, Auctentia agreed to pay to the Issuer an amount, in Euros, equal to U.S.$5 million, based on the Euro/U.S. dollar exchange rate as of the close of business on the business day immediately preceding the closing date, as quoted in the Wall Street Journal on the closing date. If the Issuer completes the acquisition of GACC on or before the closing date pursuant to the Inventory Purchase Agreement, the Issuer has agreed that Auctentia will pay the U.S.$5 million cash consideration directly to GACC for its use as working capital.

(b) Representations and Warranties

Pursuant to the Subscription Agreement, the Issuer and Auctentia have made various representations and warranties customary for transactions of this nature.

(c) Covenants

Pursuant to the Subscription Agreement, the Issuer and Auctentia have made various covenants, including agreement to obtain and to cooperate with each other in order to obtain all consents, waivers, approvals

CUSIP No.563823103                     13D                   Page 9 of 15 Pages


and authorizations and to make all necessary filings to ensure the transactions contemplated by the Agreements will be carried out.

(e) Indemnification

Under the Subscription Agreement, the Issuer is required to indemnify Auctentia and its affiliates from any and all claims and damages they incur arising out of or relating to any breach or inaccuracy of any representation, warranty or covenant of the Issuer contained in the subscription agreement or any instruments delivered by pursuant thereto.

(f) Vote Required for Approval of Share Issuance

The issuance of 2,826,456 shares of the Issuer's common stock to Auctentia pursuant to the terms of the Subscription Agreement must be approved by the affirmative vote of holders of a majority of the outstanding shares of the Issuer's common stock entitled to vote at the Special Meeting

(g) Closing of the Transactions Contemplated by the Subscription Agreement

Unless the parties agree otherwise, the closing of the transactions contemplated by the Subscription Agreement will take place on the day the Issuer's shareholders approve, at the Special Meeting, the issuance to Auctentia of 2,826,456 shares of common stock pursuant to the Subscription Agreement.

The Voting Agreement

In connection with the execution of the Share Purchase Agreement, Inventory Purchase Agreement and Subscription Agreement, Auctentia entered into a voting agreement with certain of the Issuer's directors and officers who are also shareholders of the Issuer. These shareholders beneficially own in the aggregate 2,141,026 shares of the Issuer's common stock representing approximately 17% of the outstanding capital stock of the Issuer as of February 12, 2003. Each signing shareholder has agreed to vote all shares of the Issuer's common stock held by him in favor of the approval of the issuance and delivery of the shares of the Issuer's common stock to Auctentia pursuant to each of the Share Purchase Agreement, the Inventory Purchase Agreement and the Subscription Agreement. The signing shareholders have also agreed not to transfer, pledge or assign any of their shares to a transferee, unless the transferee agrees to be bound by the terms of the voting agreement, or to grant any proxy or authorization to any person with respect to the voting of the shareholder's shares.

The general effect of the voting agreement, together with the fact that Auctentia, which holds approximately 43% of the issued and outstanding capital stock of the Issuer, has also agreed to vote all of its shares of stock in favor of the share issuances, is to ensure that stockholder approval for each of the share issuances will be obtained.

The voting agreement will terminate upon the earlier to occur of the closing of all the transactions contemplated by the Share Purchase Agreement, the Inventory Purchase Agreement and the Subscription Agreement, or the date of termination of any of these agreements according to their respective terms.

The Registration Rights Agreement

In connection with the execution of the Share Purchase Agreement, Inventory Purchase Agreement and Subscription Agreement, the Issuer and Auctentia have agreed to enter into a Registration Rights Agreement, to be dated upon the closing of the foregoing Agreements.

Pursuant to the Registration Rights Agreement, the Issuer is required, on the demand of holders of more than 50% of the shares of its common stock beneficially owned by Auctentia (the "Registrable Securities"), to effect up to six resale registrations for public offerings of shares of its common stock. The Issuer is not required to effect any demand registration made within 120 days after the effective date of a registration statement effected pursuant to a previous demand registration. In the case of an underwritten offering, the right of a holder to registration is conditioned upon the holder's participation in the underwriting and the inclusion of the holder's Registrable Securities in the underwriting and upon the completion by the holder of all questionnaires, powers of attorney, indemnities and other documents reasonably required under the terms of the underwriting arrangements.

If the Issuer proposes to register any of its securities under the Securities Act of 1933, the Issuer will give each holder of registrable securities notice of such registration. The Issuer will give each holder of Registrable Securities the opportunity to include its Registrable Securities in its registration statement. This right of participation is subject to customary cutbacks if the managing

CUSIP No.563823103                     13D                   Page 10 of 15 Pages


underwriters for the offering advise the Issuer that the size of the proposed offering is sufficiently large to adversely affect the proposed offering.

The Issuer will be permitted to suspend the use of any registration statement for a period not to exceed 60 consecutive days or an aggregate of 90 days in any 12-month period. The Issuer is entitled to require this suspension under circumstances in which its board of directors determines in good faith that the continued use of the registration statement would require it to disclose a material financing, acquisition, other transaction or other material non-public information that would not be in the best interests of the Issuer or its shareholders.

The Issuer will pay all registration fees and expenses, whether or not any registration statement is filed or becomes effective.

Item 7.           Material to be filed as Exhibits.

  Exhibit No.                Exhibit Description

      1.          Joint Filing Statement

      2 Share Purchase Agreement, dated as of January 23, 2003, by and between Auctentia and the Issuer. (a)

      3 Inventory Purchase Agreement, dated as of January 23, 2003, by and between Auctentia and the Issuer. (b)

      4 Subscription Agreement, dated as of January 23, 2003, by and between Auctentia and the Issuer. (c)

      5 Voting Agreement, dated as of January 23, 2003, by and between Auctentia, the Issuer and certain shareholders of the Issuer.
                  (d)

      6 Registration Rights Agreement, dated as of January 23, 2003, by and between Auctentia and the Issuer. (e)

(a) Incorporated by reference to Appendix A of the Issuer's preliminary proxy statement on Schedule 14A filed on February 12, 2003, SEC file No. 001-11988.

(b) Incorporated by reference to Appendix C of the Issuer's preliminary proxy statement on Schedule 14A filed on February 12, 2003, SEC file No. 001-11988.

(c) Incorporated by reference to Appendix D of the Issuer's preliminary proxy statement on Schedule 14A filed on February 12, 2003, SEC file No. 001-11988.

(d) Incorporated by reference to Appendix E of the Issuer's preliminary proxy statement on Schedule 14A filed on February 12, 2003, SEC file No. 001-11988.

(e) Incorporated by reference to Appendix B of the Issuer's preliminary proxy statement on Schedule 14A filed on February 12, 2003, SEC file No. 001-11988.

CUSIP No.563823103                     13D                   Page 11 of 15 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   March 5, 2003


AFINSA BIENES TANGIBLES S.A.

By: /s/ Juan Antonio Cano Cuevas
    --------------------------------
    Juan Antonio Cano Cuevas
    Vice-Chairman and Managing Director


AUCTENTIA, S.L.

By: /s/ Ramon Egurbide
    --------------------------------
    Ramon Egurbide
    Managing Director

CUSIP No.563823103                     13D                   Page 12 of 15 Pages


                                  SCHEDULE A-1

         AFINSA PRINCIPAL SHAREHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS


 Beneficial Ownership of Issuer
                                                                                      Beneficial Ownership of
Name                                           Relationship to Afinsa                       Shares (1)
----                                           ----------------------                   ---------------------

Albertino de Figueiredo              President, Chairman of the Board and                   15,000 (3)
                                     Principal Shareholder (2)

Juan Antonio Cano Cuevas             Executive Vice President and Principal                 18,000
                                     Shareholder (4)

Emilio Ballester Lopez               Officer Chief - Financial                              4,300

Vicente Martin Pena                  Executive Officer - Investment System                      -0-
                                     Group

Carlos de Figueiredo Escriba         Director                                                   -0-

Joaquin Abajo Quintana               Secretary of the Board of Directors                        -0-

Fernando Burdiel                     Executive Officer - Sales                                  -0-

Antonio Gimenez Rico                 Organizational Development - Corporate                     -0-
                                     Manager

Oscar Fernandez Corral               Executive Officer - Training Division                      -0-

----------
(1)   Excluding the 5,679,099 shares beneficially owned by Afinsa.

(2) Mr. de Figueirido owns 50% of Afinsa's issued and outstanding common stock.

(3) Represents presently exercisable options to purchase 15,000 shares of the Issuer's common stock.

(4)   Mr. Cano owns 50% of Afinsa's issued and outstanding common stock.

CUSIP No.563823103                     13D                   Page 13 of 15 Pages


                                  SCHEDULE A-2

                   AUCTENTIA DIRECTORS AND EXECUTIVE OFFICERS


                                                                                    Beneficial Ownership of Issuer
Name                                            Relationship to Auctentia                     Shares (1)
----                                            -------------------------                     ----------
Esteban Perez Herrero                  Chairman of the Board of Directors                      2,500 (2)
                                       of Auctentia

Juan Antonio Cano Cuevas               Director                                                   -0-

Carlos de Figueiredo Escriba           Director                                                   -0-

Francisco Mochon Morcillo              Director                                                   -0-

Jose Miguel Herrero Saenz de Cabezon   Director                                                   -0-

Joaquin Abajo Quintana                 Secretary of the Board of Directors                        -0-

Ramon Egurbide Urigoitia               Managing Director                                       10,000 (3)

Rafael Guitian Fedz. De Cordoba        Executive Vice President (Sub-director)                    -0-

Aurora Martinez Lozoya                 Chief Financial Officer                                    -0-

Concepcion Sanchez Gonzalez            General Counsel                                            -0-

Ramon Soler Antich                     Manager - Business Division                                -0-

----------
(1)   Excluding the 5,497,386 shares beneficially owned by Auctentia.

(2) Reflects presently exercisable options to purchase 2,500 shares of the Issuer common stock, but does not include options not exercisable within 60 days of March 5, 2003, to purchase 7,500 shares of the Issuer common stock which were also granted to Mr. Perez Herrero.

(3) Reflects presently exercisable options to purchase 10,000 shares of the Issuer common stock.

CUSIP No.563823103                     13D                   Page 14 of 15 Pages


                                   SCHEDULE B

     TRANSACTIONS IN COMMON STOCK FROM 6/14/02 THROUGH 3/04/03 BY AUCTENTIA

        Date         Quantity         Price          Transaction Type
        ----         --------         -----          ----------------
       6/26/02        14,300          1.4639        Open Mkt. Purchase
       6/28/02        14,700          1.4721        Open Mkt. Purchase
        7/2/02        10,000          1.4750        Open Mkt. Purchase
        7/3/02        22,500          1.4898        Open Mkt. Purchase

       TRANSACTIONS IN COMMON STOCK FROM 6/14/02 THROUGH 3/04/03 BY AFINSA


        Date         Quantity         Price          Transaction Type
        ----         --------         -----          ----------------
      10/25/02         22,000         1.4861        Open Mkt. Purchase
      10/10/02        114,100         1.7350        Open Mkt. Purchase
      10/25/02         20,000         1.3500        Open Mkt. Purchase
      10/28/02         11,613         1.3500        Open Mkt. Purchase
      11/18/02          4,000         1.3483        Open Mkt. Purchase
      11/29/02         10,000         1.3500        Open Mkt. Purchase

CUSIP No.563823103                     13D                   Page 15 of 15 Pages


                                                                       Exhibit 1

                             Joint Filing Agreement

      The undersigned agree that the foregoing Statement on Schedule 13D/A, dated March 5, 2003, is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(k).

      Dated: March 5, 2003


                                        AFINSA BIENES TANGIBLES S.A.

                                        By: /s/ Juan Antonio Cano Cuevas
                                           ------------------------------------
                                           Juan Antonio Cano Cuevas
                                           Vice-Chairman and Managing Director


                                        AUCTENTIA, S.L.

                                           By: /s/ Ramon Egurbide
                                           ------------------------------------
                                           Ramon Egurbide
                                           Managing Director